                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              (Amendment No. ____)

                                 RCN CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))


                Options to Purchase Common Stock, par value $1.00
                                   per share
                         (Title of Class of Securities)

                                  749361 10 1
                      (CUSIP Number of Class of Securities)

                               John J. Jones, Esq.
                                RCN Corporation
                               105 Carnegie Center
                               Princeton, NJ 08540
                                 (609) 734-3700
(Name, address, and telephone number of person authorized to receive notice and communications on behalf of filing person)

                                    Copy to:
                             Robert A. Friedel, Esq.
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                            Eighteenth & Arch Streets
                             Philadelphia, PA 19102
                                 (215) 981-4773

Calculation of Filing Fee

Transaction Valuation*                                Amount of Filing Fee

$7,558,264                                            $1,512

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 40,329,208 shares of Common Stock of RCN Corporation, having an aggregate value of $7,558,264 as of September 21, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.           SUMMARY TERM SHEET

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated September 25, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION

                  (a)      Name and Address.

                  The name of the issuer is RCN Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 105 Carnegie Center, Princeton, NJ 08540, (609) 734-3700. The information set forth in the Offer to Exchange under Section 9 ("Information About RCN Corporation") is incorporated herein by reference.

                  (b)      Securities.

                  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange (1) all options that are currently outstanding under the Company's 1997 Equity Incentive Plan (the "Options"), which includes (2) all outperformance options that are currently outstanding ("OSOs"), to purchase shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), for new options to purchase shares of the Common Stock to be granted under the Company's 1997 Equity Incentive Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and related cover letter and attached Summary of Terms (the "Cover Letter"), attached hereto as Exhibits (a)(1)(C)(i) through (iv) (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), and Section 8 ("Source and Amount of Consideration; Terms of New Options") and in Supplement A and Supplement B to the Offer to Exchange is incorporated herein by reference.

                  (c)      Trading Market and Price.

                  The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Price Range of Common Stock Underlying the Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") and in Supplement A and Supplement B to the Offer to Exchange is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

                  (a)      Material Terms.

                  The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of the Offer; Termination; Amendment") and in Supplement A and Supplement B to the Offer to Exchange is incorporated herein by reference.

                  (b)      Purchases.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a)      Purposes.

                  The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

                  (b)      Use of Securities Acquired.

                           The information set forth in the Offer to Exchange
under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by US in the Offer; Accounting Consequences of the Offer") and in Supplement A and Supplement B to the Offer to Exchange is incorporated herein by reference.

                  (c)      Plan.

                           The information set forth in the Offer to Exchange
under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)      Source of Funds.

                           The information set forth in the Offer to Exchange
under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

                  (b)      Conditions.

                           The information set forth in the Offer to Exchange
under Section 6 ("Conditions of the Offer") and in Supplement A and Supplement B to the Offer to Exchange is incorporated herein by reference.

                  (c)      Expenses.

                           The information set forth in the Offer to Exchange
under Section 15 ("Fees and Expenses") is incorporated herein by reference.

                  (d)      Borrowed Funds.

                           Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)      Securities Ownership.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

                  (b)      Securities Transaction.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

                  (a)      Financial Information.

                  The information set forth in the Offer to Exchange under
Section 9 ("Information Concerning RCN Corporation") and Section 16 ("Additional Information"), and on pages 32 through 84 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001.

                  (b)      Pro Forma Information.

                           Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

                  (a)      Agreements, Regulatory Requirements and Legal
Proceedings.

                           The information set forth in the Offer to Exchange
under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

                  (b)      Other Material Information

                           Not applicable.

ITEM 12. EXHIBITS.

                  (a)(1)(A)         Offer to Exchange, dated September 25, 2001

                  (a)(1)(B)(i)      Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 1 Options)

                  (a)(1)(B)(ii)     Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 2 Options)

                  (a)(1)(B)(iii)    Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 1-Executive
                                    Options)

                  (a)(1)(B)(iv)     Form of Election Form for 1997 Equity
                                    Incentive Plan Options (Tier 2-Executive
                                    Options)

                  (a)(1)(B)(v)      Form of Election Form for 1997 Equity
                                    Incentive Plan Outperform Stock Options
                                    (Tier 1-0S0 Options)

                  (a)(1)(B)(vi)     Form of Election Form for 1997 Equity
                                    Incentive Plan Outperform Stock Options
                                    (Tier 2-0S0 Options)

                  (a)(1)(C)(i)      Form of Summary of Terms (General
                                    Distribution)

                  (a)(1)(C)(ii)     Form of Cover Letter to Option Holders
                                    (General Distribution), dated September 25,
                                    2001

                  (a)(1)(C)(iii)    Form of Cover Letter to Senior Executive
                                    Officers, dated September 25, 2001


                  (a)(1)(C)(iv)     Form of Cover Letter to Senior Executive
                                    Officers with OSOs dated September 25, 2001

                  (a)(1)(C)(v)      Form of E-Mail Correspondence to Option
                                    Holders, dated September 25, 2001

                  (a)(1)(D) Form of Change in Election Form from Reject to Accept

                  (a)(1)(E) Form of Change in Election Form from Accept to Reject

                  (a)(5)(A) RCN Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

                  (a)(5)(B) RCN Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

                  (b)               Not applicable.

                  (d)(1)(A)         RCN's 1997 Equity Incentive Plan Filed as
                                    Exhibit 99.01 to the Company's Form S-8, filed with the Securities and Exchange Commission on October 17, 1997 and incorporated herein by reference.

                  (d)(1)(B)(i)      Form of Non-Qualified Stock Option Agreement

                  (d)(1)(B)(ii)     Form of Incentive Stock Option Agreement

                  (d)(1)(B)(iii)    Form of Outperformance Option Agreement

                  (g)               Not applicable.


 ITEM 13.         INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    RCN CORPORATION


                                    By: /s/ John J. Jones
                                       ----------------------------
                                    Name: John J. Jones
                                    Title: Executive Vice President

Date: September 25, 2001